October 6, 2005

Mr. Kenneth R. Peak
Chairman, Chief Executive Officer and Chief Financial Officer
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, Texas 77098


Re:	Contango Oil & Gas Company
	Amendment No. 1 to Registration Statement on
		Form S-3
      Filed September 19, 2005
	File No. 333-127096
		Form 10-K for the Fiscal Year Ended June 30, 2005
		File No. 01-16317



Dear Mr. Peak:

      We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If
you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form S-3

General

1. We note that your operations are centered in the U.S. Gulf Coast and the Gulf of Mexico. Provide a risk factor addressing the effect of the recent events related to Hurricane Katrina and Hurricane Rita on your facilities and operations, including any anticipated impact on your future results of operations and liquidity. Alternatively, advise us why you believe that such disclosure is not necessary.

Where You Can Find More Information, page 15

2. There appears to be a typographical error that references the date of the event reported on Form 8-K as September 15, 2005 versus the correct date of September 13, 2005. Please revise or advise.


Form 10-K

Controls and Procedures

3. We note the disclosure that your management, including your chief executive officer, chief financial officer and controller performed an evaluation of disclosure controls and procedures "within 90 days" prior to filing the report. You also state that there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However, Items 307 and 308(c) of Regulation S-K require that your management perform an evaluation "as of the end of the period covered by the report" and that you disclose any change in the registrant`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph
(d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." See also Release No. 8238, Part II.F.3. Please revise your disclosure accordingly.


Closing Comments

	As appropriate, please amend your registration statement and incorporated documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Mellissa Campbell Duru at (202) 551-3757 or me at
(202) 551-3685 with any other questions.


								Sincerely,



								Tangela Richter
								Branch Chief
cc: 	via facsimile
      David Chang, Esq.
      Morgan Lewis & Bockius LLP
      (213) 612-2501


??

??

??

??

Mr. Peak
Contango Oil & Gas Company
October 6, 2005
page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010